UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

________________

Form 11-K

________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-51251

A.	Full title of the plan and the address of the plan, if different from that of the issuer listed below:

LifePoint Hospitals, Inc. Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LifePoint Health, Inc.

330 Seven Springs Way

Brentwood, Tennessee 37027

LifePoint Hospitals, Inc. Retirement Plan

Audited Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Plan Sponsor and Administration Committee

LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia

June 24,  2016

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS
Cash	$72,349	$9,418,949
Investments, at fair value	788,628,807	719,423,641
Notes receivable from participants	18,801,352	18,395,409
Employer matching contribution receivable	3,331,962	8,666,948
Income receivable	-	910,774
Total assets	810,834,470	756,815,721

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
Due to broker and expenses payable	412,524	2,394,053
Excess contributions payable	198,116	286,106
Total liabilities	610,640	2,680,159

Net assets available for benefits	$810,223,830	$754,135,562

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Years Ended December 31, 2015 and 2014

	2015	2014
Additions:
Interest and dividend income	$2,014,976	$1,981,121
Interest income on notes receivable from participants	730,292	635,094
Employer contributions	21,104,096	19,440,438
Participants' contributions	144,477,097	96,062,977
Other income	244,584	-
Total additions	168,571,045	118,119,630

Deductions:
Benefits paid	94,618,924	66,019,222
Administrative expenses	1,718,858	677,847
Total deductions	96,337,782	66,697,069

Net (depreciation) appreciation in fair value of investments	(5,594,068)	59,802,732

Net increase in net assets available for benefits before asset transfers	66,639,195	111,225,293

Assets transferred to other plan	(10,550,927)	-

Net increase in net assets available for benefits	56,088,268	111,225,293

Net assets available for benefits at beginning of year	754,135,562	642,910,269

Net assets available for benefits at end of year	$810,223,830	$754,135,562

See accompanying notes.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Note 1. Description of the Plan

General

The following description of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) reflects the general conditions of participation as of December 31, 2015. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering the majority of the employees of the subsidiaries of LifePoint Health, Inc. (the “Company”),  other than employees of certain subsidiaries that offer other retirement plans, who have completed 30 days of service,  and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan includes an employee stock ownership plan (“ESOP”) component within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”).  Prior to January 1, 2009, all shares available for allocation in accordance with the ESOP component had been allocated to participant accounts.

Contributions

Each participant may elect to contribute up to 50% of his or her eligible pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election, except for participants who are classified as pro re nata or per diem. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.  Participant contributions are further limited by certain provisions of the Code.

The Plan provides for discretionary contributions from the Company in an amount determined by the Company’s management, in its sole discretion, as a percentage of the participants’ Salary Deferral Contributions in the form of matching contributions (“Matching Contributions”) or in an amount, if any, determined in the sole and absolute discretion of the Company’s management in the form of profit sharing contributions (“Profit Sharing Contributions”).  For the years ended December 31, 2015 and 2014, the Company made Matching Contributions of $21,104,096 and $19,440,438, respectively.    The Company did not make any Profit Sharing Contributions during 2015 or 2014.

An additional contribution by the Company in an amount determined by the Company’s management to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Non-elective Employer Contributions”). Alternatively, certain highly compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.

Participant Accounts

Each participant’s account is credited (charged) with his or her Salary Deferral Contribution, the Company’s contributions, Plan fees and investment earnings (losses). Allocations are based on a number of factors, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants to diversify up to 100% of their allocated contributions of the Company’s stock made in accordance with the ESOP component of the Plan by investing in other securities available under the Plan.  The Plan generally limits the percentage of an individual’s aggregate account that can be invested in the Company’s stock at 25%.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $5,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash.  Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan document.

Notes Receivable from Participants

Each participant may borrow from his or her account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from six months to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 3.25% to 8.75% as of December 31, 2015,  as determined by the Plan’s administrator. Principal and interest are paid by the participant ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately and fully vested in their Salary Deferral Contributions, Non-elective Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Participants are fully vested in Matching Contributions and Profit Sharing Contributions after two years of service.

Participants’ interests in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they retire on or after age 65, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his or her account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, as defined in the Plan document. During the years ended December 31, 2015 and 2014, the Company utilized forfeitures of $1,290,107 and $457,768, respectively, to reduce the Company’s Matching Contributions.    Unused forfeitures available for use at December 31, 2015 and 2014 were $46,313 and $271,891, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits, changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”). The Plan’s investments are further discussed in Note 3.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The majority of administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments, are charged to and paid by the Plan.

Accounting Standards Not Yet Adopted

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-7, “Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-7”).  ASU 2015-7 exempts investments measured using the net asset value (“NAV”) practical expedient in ASC 820-10 from categorization within the fair value hierarchy. The guidance is effective for fiscal years beginning after December 15, 2015 and is to be applied retrospectively. Early adoption is permitted. The guidance will impact disclosures only and will not have an impact on the Plan’s net assets available for benefits or changes therein.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting” (“ASU 2015-12”).  ASU 2015-12 amends authoritative guidance associated with plan accounting comprised of three parts.  Parts I and III are not applicable to the Plan.  Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  Part II also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investment by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  The amended guidance is effective for fiscal years beginning after December 15, 2015 and is to be applied retrospectively. Early adoption is permitted. The amended guidance will impact disclosures only and will not have an impact on the Plan’s net assets available for benefits or changes therein.

Note 3.  Investments at Fair Value

Effective May 18, 2015, the Plan’s trustee was changed from The Charles Schwab Trust Company to Wells Fargo Bank, N.A (the “Trustee”).  The Plan’s investments are held, and transactions are executed, by the Trustee.  The Plan accounts for its investments in accordance with ASC 820-10.  ASC 820-10 establishes a framework for measuring fair value and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  In addition, the discretionary trustee for the Company’s common stock in the Plan is Argent Financial Group, Inc.

The tiers are as follows:

Level 1 – defined as observable inputs such as quoted prices in active markets;

Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 – defined as observable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following provides a description of the valuation methodologies used to value the Plan’s assets measured at fair value in accordance with ASC 820-10 and certain additional information:

LifePoint Health, Inc. Common Stock Fund:  At December 31, 2015, valued at the NAV of shares held in the Company’s unitized common stock fund. The NAV is used as a practical expedient to estimate fair value.

LifePoint Health, Inc. Common Stock:  At December 31, 2014, valued at the last reported sales price on the last business day of the Plan year reported by the active market in which the securities are traded.

Mutual Funds:  Valued at the NAV of shares held by the Plan at year end in an active market.

Self-directed Brokerage Accounts:  Valued at the last reported sales prices of the underlying investments on the last business day of the Plan year reported by the active markets in which the individual underlying investments are traded, excluding investments in money market funds which are described further below.

Money Market Funds:  Valued at quoted prices in markets that are not active by a combination of inputs, including but not limited to dealer quotes who are market makers in the underlying funds and other directly and indirectly observable inputs.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Collective Trusts:  Valued at the NAV as the practical expedient, inclusive of net investment gains or losses, based on information provided by the Trustee and using the audited financial statements of the collective trusts at year-end.     The investment objectives of the funds included in this class of investments are to approximate as closely as practicable, before expenses, the performance of certain widely observed indices over the long term, while providing participants the ability to purchase and redeem units at will.  Generally, neither of the individual investment funds that comprise this class of investment contain redemption restrictions that would prevent or considerably delay a participant from redeeming his or her investment at any point of participation in the fund.   As of December 31, 2015 and 2014, there were no unfunded obligations with respect to any of the funds in this investment category.

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Health, Inc. Common Stock Fund	$-	$90,732,607	$-	$90,732,607
Mutual Funds:
Growth Fund	52,515,728	-	-	52,515,728
Small Blend Fund	52,636,796	-	-	52,636,796
Other Funds	3,142,006	-	-	3,142,006
Self-directed Brokerage Accounts:
Common Stock	6,074,768	-	-	6,074,768
Mutual Funds	4,871,744	-	-	4,871,744
Money Market Fund	-	7,270,325	-	7,270,325
Index Funds	1,390,338	-	-	1,390,338
Other Assets	253,326	-	-	253,326
Money Market Fund:
Fixed Income Fund	-	51,470,748	-	51,470,748
Collective Trusts:
Index Funds	-	217,444,943	-	217,444,943
Target Date Funds	-	300,825,478	-	300,825,478
	$120,884,706	$667,744,101	$-	$788,628,807

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Health, Inc. Common Stock	$101,545,405	$-	$-	$101,545,405
Mutual Funds:
Growth Fund	52,740,250	-	-	52,740,250
Small Blend Fund	52,379,306	-	-	52,379,306
Self-directed Brokerage Accounts:
Common Stock	7,542,421	-	-	7,542,421
Mutual Funds	4,885,774	-	-	4,885,774
Other Assets	261,372	-	-	261,372
Money Market Funds:
Fixed Income Funds	-	51,523,564	-	51,523,564
Collective Trusts:
Index Funds	-	220,647,154	-	220,647,154
Target Date Funds	-	227,898,395	-	227,898,395
	$219,354,528	$500,069,113	$-	$719,423,641

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

During 2015, the Plan changed to a unitized NAV methodology for its investments in the LifePoint Health, Inc. Common Stock Fund. As such, these investments are classified as Level 2 in the fair value hierarchy as of December 31, 2015.  There have been no other changes to the valuation methodologies used to value the Plan’s assets during 2015 and 2014.  Additionally, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014 are as follows:

	2015	2014
BlackRock Equity Index Fund	$150,889,148	$-
State Street S&P 500 Index Fund	-	154,556,037
LifePoint Health, Inc. Common Stock Fund	90,732,607	-
LifePoint Health, Inc. Common Stock	-	101,545,405
BlackRock U.S. Debt Index Fund	64,823,264	-
State Street Passive Bond Market Index Fund	-	66,091,117
American Funds EuroPacific Growth Fund	52,515,728	52,740,250
Vanguard Small Cap Index Fund	52,636,796	52,379,306
Federated Prime Cash Obligations Money Market Fund	51,470,748	51,522,752
BlackRock LifePath 2030 Target Date Fund	49,857,140	-
BlackRock LifePath 2025 Target Date Fund	49,003,317	-
BlackRock LifePath 2020 Target Date Fund	48,121,252	-

For the years ended December 31, 2015 and 2014, the Plan’s investments, including investments purchased, sold and held during the year, (depreciated) appreciated as follows:

	2015	2014
LifePoint Health, Inc. Common Stock Fund	$2,860,230	$-
LifePoint Health, Inc. Common Stock	-	27,895,786
Mutual Funds	8,133,735	2,917,600
Collective Trusts	(15,339,436)	28,700,998
Self-directed Brokerage Accounts and Other Assets	(1,248,597)	288,348
	$(5,594,068)	$59,802,732

Note 4. Assets Transferred to Other Plan

In connection with the Company’s sale of certain subsidiaries to an unrelated third party, effective January 1, 2015, the Plan transferred assets with a fair market value of $10,550,927 to another plan. This activity is presented separately under the caption “Assets transferred to other plan” in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2015.

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Note 6. Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”), dated June 17, 2015, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation.  The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained by the applicable taxing authorities upon examination. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

Note 7. Party-In-Interest Transactions

The Plan holds investments in the form of notes receivable from participants and in shares of LifePoint Health, Inc. Common Stock and pays administrative expenses to the Plan’s trustee and recordkeeper.  All of these transactions qualify as party-in-interest transactions that are permissible under specific exemptions included in ERISA and the Code.

The Plan paid $1,718,858 and $677,847 in administrative expenses to the Plan’s trustee and recordkeeper during the years ended December 31, 2015 and 2014, respectively.  Additionally, the Company provided the Plan with certain management and administrative services for which no fees were charged.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$810,223,830	$754,135,562
Less deemed distributions of notes receivable from participants	(448,030)	(517,253)
Net assets available for benefits per the Form 5500	$809,775,800	$753,618,309

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net increase in net assets available for benefits per the financial statements	$66,639,195	$111,225,293
Add deemed distributions of notes receivable from participants at beginning of year	517,253	466,732
Less deemed distributions of notes receivable from participants at end of year	(448,030)	(517,253)
Net increase in net assets available for benefits per the Form 5500	$66,708,418	$111,174,772

Note 9. Subsequent Events

In accordance with the provisions of ASC 855-10, “Subsequent Events,” the Plan’s management evaluated all material events occurring subsequent to December 31, 2015 for events requiring disclosure or recognition in the Plan’s financial statements.

LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2015

	(b)	(c)
	Identity of Issuer,	Description of Investment
	Borrower, Lessor	Including Maturity Date, Rate of Interest,		(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value		Cost	Current Value
	BlackRock Equity Index Fund	Collective Trust	$	**	$150,889,148
*	LifePoint Health, Inc. Common Stock Fund	Common Stock		**	90,732,607
	BlackRock U.S. Debt Index Fund	Collective Trust		**	64,823,264
	American Funds EuroPacific Growth Fund	Mutual Fund		**	52,515,728
	Vanguard Small Cap Index Fund	Mutual Fund		**	52,636,796
	Federated Prime Cash Obligations	Money Market Fund		**	51,470,748
	BlackRock LifePath Retirement Fund	Collective Trust		**	25,844,453
	BlackRock LifePath Target Date 2020 Fund	Collective Trust		**	48,121,252
	BlackRock LifePath Target Date 2025 Fund	Collective Trust		**	49,003,317
	BlackRock LifePath Target Date 2030 Fund	Collective Trust		**	49,857,140
	BlackRock LifePath Target Date 2035 Fund	Collective Trust		**	40,350,761
	BlackRock LifePath Target Date 2040 Fund	Collective Trust		**	36,232,354
	BlackRock LifePath Target Date 2045 Fund	Collective Trust		**	28,066,212
	BlackRock LifePath Target Date 2050 Fund	Collective Trust		**	15,465,057
	BlackRock LifePath Target Date 2055 Fund	Collective Trust		**	7,884,932
	BlackRock Mid Cap Equity Index Fund	Collective Trust		**	1,732,531
*	Notes Receivable from Participants	Various maturities; Interest rates 3.25% to 8.75%		-	18,801,352
	Self-directed Brokerage Accounts	Various Investments		**	19,860,501
	John Hancock Strategic Income Fund	Mutual Fund		**	1,694,796
	Vanguard REIT Index Fund	Mutual Fund		**	1,137,295
	Allianz Emerging Markets Fund	Mutual Fund		**	309,915
					$807,430,159

______________

*Indicates a party-in-interest to the Plan.

**Not required for participant-direct investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LifePoint Hospitals, Inc.
Retirement Plan

By: /s/ John P. Bumpus
John P. Bumpus
Executive Vice President and
Chief Administrative Officer

Date: June 24, 2016

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
23.1	—	Consent of Independent Registered Public Accounting Firm